Know Labs, Inc.
500 Union Street, Suite 810
Seattle, Washington 98101

January 9, 2024

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Margaret Sawicki

Re:	Know Labs, Inc. Registration Statement on Form S-3 File No. 333-276246

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Know Labs, Inc. (the “Registrant”) hereby respectfully requests that the above-referenced Registration Statement on Form S-3 be accelerated so that it will be declared effective at 4:30 p.m., Eastern Time, on Thursday, January 11, 2024, or as soon thereafter as is practicable.

Sincerely,

/s/ Ronald P. Erickson
Ronald P. Erickson
Chief Executive Officer